UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

DICE Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23345J104

(CUSIP Number)

Jonathan Goodman

Sands Capital Ventures, LLC

1000 Wilson Blvd., Suite 3000, Arlington VA 22209

Telephone: (703) 562-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Global Venture Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 904,205
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 904,205

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,205
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 36,366,754 shares of Common Stock issued and outstanding as of September 17, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on September 16, 2021.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Life Sciences Pulse Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) 00

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 36,366,754 shares of Common Stock issued and outstanding as of September 17, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on September 16, 2021.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Life Sciences Pulse Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 996,025
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 996,025

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 996,025
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 36,366,754 shares of Common Stock issued and outstanding as of September 17, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on September 16, 2021.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Private Growth Fund III-DC, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 578,462
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 578,462

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 578,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 36,366,754 shares of Common Stock issued and outstanding as of September 17, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on September 16, 2021.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Frank M. Sands
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,148,970 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,148,970 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,148,970 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

This includes 904,205 shares of Common Stock that are directly owned by Sands Capital Global Venture Fund II, L.P. (“Sands Venture Fund II”), 670,275 shares of Common Stock that are directly owned by Sands Capital Life Sciences Pulse Fund, LLC (“Sands Pulse Fund”), 996,025 shares of Common Stock that are directly owned by Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”), and 578,462 shares of Common Stock that are directly owned by Sands Capital Private Growth Fund III-DC (“Sands Growth Fund”). Sands Capital Global Venture Fund II-GP, L.P. (“Sands Venture GP L.P.”) is the sole general partner of Sands Venture Fund II and Sands Growth Fund, and Sands Capital Global Venture Fund II-GP, LLC (“Sands Venture GP LLC”) is the general partner of Sands Venture GP L.P. Sands Capital Life Sciences Pulse Fund II-GP, L.P. (“Sands Pulse GP L.P.) is the sole general partner of Sands Pulse Fund II, and the sole general partner of Sands Pulse Fund GP L.P. is Sands Capital Life Sciences Fund II-GP, LLC (“Sands Capital GP LLC”). Frank M. Sands holds ultimate voting and investment power over securities held by Sands Venture Fund II, Sands Pulse Fund, Sands Pulse Fund II, Sands Growth Fund, Sands Venture GP L.P., Sands Venture GP LLC, Sands Pulse GP L.P., and Sands Capital GP LLC, and therefore may be deemed to beneficially own a total of 3,417,075 shares of Common Stock.

(2)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 36,366,754 shares of Common Stock issued and outstanding as of September 17, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on September 16, 2021.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of DICE Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 279 E. Grand Avenue, Suite 300, Lobby B, South San Francisco, CA 94080.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Sands Capital Global Venture Fund II, L.P. (“Sands Venture Fund II”), Sands Capital Life Sciences Pulse Fund, LLC (“Sands Pulse Fund”), Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”), Sands Capital Private Growth Fund III-DC (“Sands Growth Fund”), and Frank M. Sands (together with Sands Venture Fund, Sands Pulse Fund, Sands Pulse Fund II and Sands Growth Fund, the “Reporting Persons”).

Sands Capital Global Venture Fund II-GP, L.P. (“Sands Venture GP L.P.”) is the sole general partner of Sands Venture Fund II and Sands Growth Fund, and Sands Capital Global Venture Fund II-GP, LLC (“Sands Venture GP LLC”) is the general partner of Sands Venture GP L.P. Sands Capital Life Sciences Pulse Fund II-GP, L.P. (“Sands Pulse GP L.P.”) is the sole general partner of Sands Pulse Fund II, and the sole general partner of Sands Pulse Fund GP L.P. is Sands Capital Life Sciences Fund II-GP, LLC (“Sands Capital GP LLC”). Frank M. Sands holds ultimate voting and investment power over securities held by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 24, 2021, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The address of the principal place of business for each of the persons named in this Item 2 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(c) The persons named in this Item 2 are principally engaged in the business of investment in securities. Mr. Sands is Chief Executive Officer and Chief Investment Officer of Sands Capital.

(d) During the last five years, none of the persons named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sands is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Issuer’s initial public offering, (i) Sands Venture Fund II received 578,462 shares of common stock upon conversion of Series B convertible preferred stock, 192,819 shares of common stock upon conversion of Series C convertible preferred stock and 74,100 shares of common stock upon conversion of Series C-1 convertible preferred stock, (ii) Sands Pulse Fund received 433,843 shares of common stock upon conversion of Series C convertible preferred stock and 148,200 shares of common stock upon conversion of Series C-1 convertible preferred stock, (iii) Sands Pulse Fund II received 343,084 shares of common stock upon conversion of Series C-1 convertible preferred stock, and (iv) Sands Growth Fund received 578,462 shares of common stock upon conversion of Series B convertible preferred stock.

On September 17, 2021, in connection with the closing of the Issuer’s initial public offering, Sands Venture Fund II purchased 58,824 shares of Common Stock at the initial public offering price of $17.00 per share for a total purchase price of $1,000,000; Sands Pulse Fund purchased 88,235 shares of Common Stock at the initial public offering price of $17.00 per share for a total purchase price of $1,500,000; and Sands Pulse Fund II purchased 652,941 shares of Common Stock at the initial public offering price of $17.00 per share for a total purchase price of $11,100,000.

The Reporting Persons used their own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock described herein for investment purposes.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Stephen Zachary, Ph. D., a partner at Sands Capital Ventures, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of September 17, 2021:

Reporting Person	Securities Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Sands Venture Fund II	904,205	0	904,205	0	904,205	904,205	2.5%
Sands Pulse Fund	670,278	0	670,278	0	670,278	670,278	1.8%
Sands Pulse Fund II	996,025	0	996,025	0	996,025	996,025	2.7%
Sands Growth Fund	578,462	0	578,462	0	578,462	578,462	1.6%
Frank M. Sands (2)	0	0	3,148,970	0	3,148,970	3,148,970	8.7%

(1)

The percentages are based on 36,366,754 shares of Common Stock issued and outstanding as of September 17, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”), on September 16, 2021.

(2)

This includes 904,205 shares of Common Stock that are directly owned by Sands Venture Fund II, 670,275 shares of Common Stock that are directly owned by Sands Pulse Fund, 996,025 shares of Common Stock that are directly owned by Sands Pulse Fund II, and 578,462 shares of Common Stock that are directly owned by Sands Growth Fund. Sands Venture GP L.P. is the sole general partner of Sands Venture Fund II and Sands Growth Fund, and Sands Venture GP LLC is the general partner of Sands Venture GP L.P. Sands Pulse GP L.P. is the sole general partner of Sands Pulse Fund II., and the sole general partner of Sands Pulse Fund GP L.P. is Sands Capital GP LLC. Frank M. Sands holds ultimate voting and investment power over securities held by Sands Venture Fund II, Sands Pulse Fund, Sands Pulse Fund II, Sands Growth Fund, Sands Venture GP L.P., Sands Venture GP LLC, Sands Pulse GP L.P., and Sands Capital GP LLC, and therefore may be deemed to beneficially own a total of 3,417,075 shares of Common Stock.

(c) The information provided in Item 3 is hereby incorporated by reference. Except as otherwise set forth herein, the Reporting Persons have not acquired or disposed of any securities of the Issuer in the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Investors’ Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into an amended and restated investor rights agreement with Sands Venture Fund II, Sands Pulse Fund, Sands Pulse Fund II and Sands Growth Fund and certain other shareholders.

Demand Registration Rights

Beginning 180 days after the completion of the IPO, if the holders of a majority of the then-outstanding registrable securities (or a lesser percent if the anticipated aggregate offering price of such shares to be registered, net of underwriting discounts and commissions, would exceed $7,500,000), request the registration under the Securities Act of such holders’ registrable securities, the Issuer is obligated to provide notice of such request to all holders of registration rights and, as expeditiously as possible, file a Form S-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. The Issuer is only required to file two registration statements that are declared effective upon exercise of these demand registration rights. The Issuer may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days, if after receiving a request for registration, it furnishes to the holders requesting such registration a certificate signed by the Issuer’s Chief Executive Officer stating that, in the good faith judgment of the Issuer’s board of directors, it would be seriously detrimental to the Issuer and its stockholders.

Form S-3 Registration Rights

The holders of at least $2.0 million in aggregate principal amount of the then-outstanding registrable securities can request that the Issuer registers all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3. The stockholders may only require the Issuer to effect two registration statements on Form S-3 in a 12-month period. The Issuer may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days, if after receiving a request for registration, the Issuer furnishes to the holders requesting such registration a certificate signed by the Issuer’s Chief Executive Officer stating that, in the good faith judgment of the Issuer’s board of directors, it would be seriously detrimental to the Issuer and its stockholders.

Piggyback Registration Rights

If the Issuer registers any of its securities for public sale in cash, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to a registration relating to any of the Issuer’s employee benefit plans, a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration that requires information that is not substantially the same as the information required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered or issuable upon the exercise of warrants. In an underwritten offering, if the total number of securities requested by stockholders to be included in the offering exceeds the number of securities to be sold (other than by the Issuer) that the underwriters determine in their reasonable discretion is compatible with the success of the offering, then the Issuer will be required to include only that number of securities that the underwriters and the Issuer, in its sole discretion, determine will not jeopardize the success of the offering. If the underwriters determine that less than all the registrable securities requested to be registered can be included in the offering, the number of registrable shares to be registered will be allocated among holders of the Issuer’s registrable securities, in proportion to the amount of registrable securities owned by each such holder. However, the number of shares to be registered by holders of registrable securities cannot be reduced unless all other securities (other than as offered by the Issuer) are first entirely excluded. The number of registrable securities included in the offering may not be reduced below 20% of the total number of securities included in such offering, except for in connection with an initial public offering, in which case the underwriters may exclude these holders entirely.

Expenses of Registration Rights

The Issuer will pay all expenses, other than underwriting discounts and selling commissions incurred in connection with each of the registrations described above, including the reasonable fees and disbursements of one counsel for the selling holders.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (i) upon a deemed liquidation event, as defined in the Issuer’s certificate of incorporation or (ii) upon the third anniversary of the completion of the IPO.

Lock-up Agreements

In connection with the Issuer’s initial public offering, Sands Venture Fund II, Sands Pulse Fund, Sands Pulse Fund II, Sands Growth Fund and Dr. Zachary entered into lock-up agreements whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, grant any option for the sale, transfer or otherwise dispose of any of the Issuer’s common stock, warrants to acquire shares of the Issuer’s common stock or any security or instrument related to the Issuer’s common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of the Issuer’s common stock, for a period of 180 days beginning on September 16, 2021, except with the prior written consent of the representatives of the underwriters, subject to certain exceptions.

The foregoing description of the terms of the amended and restated investor rights agreement and the lock-up agreement is intended as a summary only and is qualified in its entirety by reference to the full text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.

Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 259061), filed with the SEC on September 9, 2021).

B.

Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 259061), filed with the SEC on September 9, 2021).

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021

Sands Capital Global Venture Fund II, L.P.

By:	Sands Capital Global Venture Fund II-GP, L.P., its general partner

By:	Sands Capital Global Venture Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Life Sciences Pulse Fund, LLC

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Life Sciences Pulse Fund II, L.P.

By:	Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner

By:	Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

[Signature Page to Schedule 13D]

Sands Capital Private Growth Fund III-DC, L.P.

By:	Sands Capital Global Venture Fund II-GP, L.P., its general partner

By:	Sands Capital Global Venture Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

By:	/s/ Frank M. Sands
Name: Frank M. Sands

[Signature Page to Schedule 13D]

Exhibit Index

A.

Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 259061), filed with the SEC on September 9, 2021).

B.

Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 259061), filed with the SEC on September 9, 2021).

C.	Agreement regarding filing of joint Schedule 13D.